1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103                                         Bockius LLP
Tel: 215.963.5000                                              Counselors at Law
Fax: 215.963.5001



October 11, 2013

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The KP Funds Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-188279 and 811-22838)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The KP Funds (the "Trust"), we are filing Pre-Effective Amendment No. 2 (the "Filing") to the Trust's registration statement on Form N-1A (the "Registration Statement").

The purpose of the filing is to (i) incorporate comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC via EDGAR on July 31, 2013 and (ii) include additional information in the Trust's Prospectuses and Statement of Additional Information. We believe that the Filing addresses all of the Staff's comments to Pre-Effective Amendment No. 1 and, after filing one additional Pre-Effective Amendment for the purposes of including the Trust's audited seed financials and filing the consent of the Trust's auditor as an exhibit, intend to submit an acceleration request to the Staff requesting that the Registration Statement be effective at 9:00 a.m. on October 31, 2013.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,

/s/David W. Freese
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David W. Freese